Exhibit (a)(7)

Subject:	Tender Offer to Purchase Eligible Options for Cash
DEADLINE: 5:00 PM (New York City Time) on October 8, 2008 (unless the Tender Offer is extended by Atari, Inc.)
To all Option Holders Who Have NOT Submitted Their Election Form
in Connection with the Tender Offer:
     A few weeks ago, the Company sent you a packet of offer materials providing details about the Company’s offer to purchase your eligible stock options in exchange for a cash payment, as described in the offer materials. This is a reminder that if you want to have your options purchased in the tender offer, your election form MUST be received by us at or prior to 5:00 p.m., New York City Time, on October 8, 2008. We will accept a paper copy of your election form sent by hand delivery, mail, facsimile or email (PDF). You do not need to return your stock option agreement for your eligible options to effectively tender your eligible options in this offer. If you have already sent in your election form to tender your options, you need not take any further action. If you do not tender and your options have an exercise price above $1.68 per share, then, following the completion of the merger transaction with Infogrames, your options will be exercisable only for an amount of cash LESS THAN the exercise price.
     If you wish to participate in the tender offer, your completed form should be returned to my attention at 417 Fifth Avenue, New York, New York 10016, or it can be faxed to (212) 726–4214 (an original is preferable). If you decide to hand-deliver it, I am located on the 7th Floor.
     The Board of Directors has recommended that you tender all of your options in the offer.
     Please feel free to call if you have any questions.
Thank you,
Kristina Pappa